SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

RESONANT INC.

(Name of Subject Company - Issuer)
PJ COSMOS ACQUISITION COMPANY, INC.
(Offeror)
MURATA ELECTRONICS NORTH AMERICA, INC.
(Parent of Offeror)
MURATA MANUFACTURING CO., LTD.
(Other Person)

(Names of Filing Persons – Offeror, Issuer or Other Person)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76118L102

(CUSIP Number of Class of Securities)

PJ Cosmos Acquisition Company, Inc.

c/o Murata Electronics North America, Inc.

2200 Lake Park Drive

Smyrna, GA 30080-7604

Attn: Ken Matsuda, General Counsel
770-436-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert B. Little

Jonathan M. Whalen

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue, Suite 2100

Dallas, TX 75201

Telephone: (214) 698-3260; (214) 698-3196

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 28, 2022, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on March 14, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by PJ Cosmos Acquisition Company, Inc. (“Purchaser”), a Delaware corporation, Murata Electronics North America, Inc. (“Parent”), a Texas corporation, and Murata Manufacturing Co., Ltd. (“Murata”), a Japanese company. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Resonant Inc. (“RESN”), a Delaware corporation, for $4.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 11.

The disclosure in the Offer to Purchase and Items 1 through 11 of the Schedule TO are hereby amended and supplemented to add the following:

Closing of the Merger

On March 25, 2022, the Offer expired as scheduled and was not extended. The Offer expired one minute following 11:59 PM, Eastern Time, on March 25, 2022 (which was the end of the day on March 25, 2022). The Depositary and Paying Agent has advised Murata, Parent and Purchaser that as of the expiration of the Offer, a total of 48,005,632 Shares were validly tendered into and not validly withdrawn from the Offer (including 6,440,464 Shares tendered by notice of guaranteed delivery but not yet delivered), representing, together with the Shares owned by Murata and its subsidiaries, approximately 75.57% of RESN’s outstanding Shares. All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment, and will promptly pay for all RESN Shares validly tendered and not validly withdrawn in the Offer.

Following the consummation of the Offer, on March 28, 2022, Parent and Purchaser completed the acquisition of RESN pursuant to the terms of the Merger Agreement, through the merger of Purchaser with and into RESN in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with RESN continuing as the surviving corporation. At the Effective Time, each issued and outstanding Share not tendered into the Offer, other than Shares held by stockholders who have validly perfected their appraisal rights under Delaware law, Shares held in the treasury of RESN or owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time, was automatically cancelled and converted into the right to receive, upon surrender, $4.50 in cash (without interest and subject to deduction for any applicable withholding tax), which is the same price that was paid in the Offer.

The Shares ceased to trade on Nasdaq as of the close of business on March 25, 2022, and RESN has requested that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 on Form 25 to delist and deregister the Shares. Parent and RESN intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of RESN’s reporting obligations under the Exchange Act as promptly as practicable.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

107	Filing Fee Table (incorporated by reference to Schedule TO filed by Murata on February 28, 2022).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

PJ Cosmos Acquisition Company, Inc.

By:	/s/ Masanori Minamide
	Name:	Masanori Minamide
	Title:	President

Murata Electronics North America, Inc.

By:	/s/ David Kirk
	Name:	David Kirk
	Title:	President

Murata Manufacturing Co., Ltd.

By:	/s/ Norio Nakajima
	Name:	Norio Nakajima
	Title:	President

Date: March 28, 2022